SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)1

HC2 Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
404139107
(CUSIP Number)
Michael Gorzynski, 595 Madison Avenue, 29th Floor, New York, NY 10022 (Tel.) (646) 274-9610
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 13, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 8 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the  Notes ).

CUSIP No.  404139107

1	NAMES OF REPORTING PERSONS
Percy Rockdale LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,693,537

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,693,537

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,693,537

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No.  404139107

1	NAMES OF REPORTING PERSONS
Rio Royal LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No.  404139107

1	NAMES OF REPORTING PERSONS
MG Capital Management Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
10,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No.  404139107

1	NAMES OF REPORTING PERSONS
Michael Gorzynski

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,703,537

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,703,537

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,703,537

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No.  404139107

1	NAMES OF REPORTING PERSONS
George R. Brokaw

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
40,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
40,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No.  404139107

1	NAMES OF REPORTING PERSONS
Kenneth S. Courtis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
237,336

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
237,336

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
237,336

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the “Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.                          Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

All of the Shares to which this Statement relates were purchased on behalf of the Reporting Person using the investment capital of the respective Reporting Person.  The aggregate amount of funds used for the purchase of the securities held by the Percy Reporting Persons reported herein was approximately $5,896,152.55, excluding commissions.  The aggregate amount of funds used for the purchase of the securities held by Mr. Brokaw reported herein was approximately $111,177.41 excluding commissions.  The aggregate amount of funds used for the purchase of the securities held by Mr. Courtis reported herein was approximately $832,656.84 excluding commissions.

Item 4.                          Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:
On May 13, 2020, MG Capital Management Ltd., Percy Rockdale LLC, and Rio Royal LLC (collectively, “MG Capital Parties”) entered into a cooperation agreement (the “MG Capital Agreement”) with the Issuer. Also on May 13, 2020, in connection with the MG Capital Agreement, the Issuer entered into an agreement (the “Lancer Capital Agreement”) with Lancer Capital LLC (“Lancer Capital”), as well as an agreement (the “JDS1 Agreement”) with JDS1, LLC and CCUR Holdings, Inc. (collectively, “JDS1”) (the Lancer Capital Agreement and JDS1 Agreement, collectively with the MG Capital Agreement, the “Investor Agreements”). Pursuant to the MG Capital Agreement, the board of directors of the Issuer (the “Board”) agreed, among other things, (i) to increase the size of the Board from six (6) to ten (10) directors, (ii) to appoint each of Kenneth S. Courtis, Shelly C. Lombard, Avram A. Glazer and Michael Gorzynski (collectively, the “New Directors”) to the Board and (iii) to nominate and recommend each of the New Directors, and current directors Wayne Barr, Jr., Warren H. Gfeller and Philip A. Falcone, for election to the Board at the 2020 annual meeting of stockholders (the “2020 Annual Meeting”) for a term expiring at the Issuer’s 2021 annual meeting of stockholders (the “2021 Annual Meeting”), subject to satisfaction of certain customary conditions. Mr. Glazer will also be appointed as Chairman of the Board, effective immediately. In connection with the MG Capital Agreement, the MG Capital Parties (a) agreed to irrevocably withdraw their notice of nomination of individuals for election as directors of the Company at the 2020 Annual Meeting that the MG Capital Parties submitted to the Issuer on February 13, 2020 and (b) determined not to submit to the Issuer the consents solicited from stockholders of the Issuer in connection with their consent solicitation that expired on May 12, 2020.
The Investor Agreements provide that each of the MG Capital Parties, JDS1 and Lancer Capital will appear in person or by proxy at any annual or special meeting of the Issuer’s stockholders held during the Standstill Period (as defined below), will not participate or vote in any solicitation of written consents of the Issuer’s stockholders during the Standstill Period (unless expressly requested to do so by the Board), and will vote all shares of Common Stock beneficially owned by the MG Capital Parties, JDS1 or Lancer Capital (as applicable) at such meeting or in such consent solicitation in favor of all directors nominated by the Board for election and against the removal of any member of the Board. Each of the MG Capital Parties, JDS1 and Lancer Capital will also vote (i) in accordance with the Board’s recommendation with respect to any “say-on-pay” proposal and (ii) in accordance with the Board’s recommendation with respect to any other Issuer proposal or stockholder proposal or nomination presented at such meeting or solicitation of consents; provided, however, that in the event that both Institutional Shareholder Services Inc. (“ISS”) and Glass, Lewis & Co., LLC (“Glass Lewis”) recommend otherwise with respect to the Issuer’s “say-on-pay” proposal presented at an annual or special meeting held during the Standstill Period, the MG Capital Parties, JDS1 and Lancer Capital may each vote in accordance with the recommendation of ISS and Glass Lewis. The Issuer agreed to hold the 2020 Annual Meeting no later than July 8, 2020.
Under the terms of each of the Investor Agreements, the MG Capital Parties, JDS1 and Lancer Capital have each agreed to abide by customary standstill restrictions until thirty (30) days prior to the deadline for submission of stockholder nominations of individuals for election as directors of the Issuer at the 2021 Annual Meeting (the “Standstill Period”), including, among other things, not (i) to make any proposal or other matter to the Issuer’s stockholders at any annual or special meeting of the Issuer’s stockholders, (ii) to engage in any solicitation of proxies from the Issuer’s stockholders or (iii) to seek additional representation on the Board or the removal of any member of the Board.

Pursuant to the MG Capital Agreement, until the completion of the 2020 Annual Meeting, the size of the Board will not be increased above ten (10) directors without unanimous Board approval, and following the 2020 Annual Meeting and during the Standstill Period, the size of the Board will not be increased above seven (7) directors without unanimous Board approval. In connection with the Issuer entering into the Investor Agreements, on May 13, 2020, each of Robert V. Leffler, Jr., Lee S. Hillman and Julie Totman Springer notified the Board that they have chosen not to stand for re-election at the 2020 Annual Meeting.

Under the terms of each of the Investor Agreements, the parties also agreed to customary mutual non-disparagement obligations. Pursuant to the MG Capital Agreement, the Company agreed to reimburse the MG Capital Parties, within five (5) business days following receipt of reasonably satisfactory documentation thereof, for their fees and expenses (including all legal, public relations, proxy advisory and out-of-pocket expenses, the “Expenses”) incurred in preparation for and in connection with the matters relating to the consent solicitation run by the MG Capital Parties, the 2020 Annual Meeting and the negotiation, execution and effectuation of the Agreement, in an amount equal to $352,290.25 (the “Initial Reimbursement”). Between the date of the Initial Reimbursement and the date of the 2020 Annual Meeting, the Issuer will reimburse MG Capital for the Expenses in an aggregate amount not exceeding $650,000 (inclusive of the Initial Reimbursement).

In connection with the MG Capital Agreement, on May 13, 2020, the Percy Reporting Persons, Mr. Courtis and Mr. Brokaw have terminated their “group” (for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) and terminated that certain Joint Filing Agreement dated as of February 13, 2020, pursuant to which they had agreed to jointly file this Schedule 13D. The termination of the Joint Filing Agreement is deemed to be effective immediately after the filing of this Amendment No. 3.

On May 14, 2020, the Company and the MG Capital Parties issued a joint press release announcing the signing of the Investor Agreements. A copy of the press release is attached hereto as Exhibit 99.1.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the MG Capital Agreement, a copy of which is attached hereto as Exhibit 99.2, which is incorporated herein by reference.

Item 5.                          Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The aggregate percentage of shares of Common Stock reported owned is based upon 46,550,384 shares of Common Stock outstanding as of April 30, 2020 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2020.

As of the date hereof, Percy Rockdale beneficially owned 2,693,537 Shares, constituting approximately 5.8% of the Shares outstanding.  As of the date hereof, Rio Royal beneficially owned 10,000 Shares, constituting less than 1% of the Shares outstanding. By virtue of its relationship with Rio Royal discussed in further detail in Item 2, MG Capital Management may be deemed to be the beneficial owner of the Shares owned directly by Rio Royal.  By virtue of his relationships with Percy Rockdale and Rio Royal discussed in further detail in Item 2, Mr. Gorzynski may be deemed to beneficially own the Shares owned directly by each of Percy Rockdale and Rio Royal.  Percy Rockdale and Mr. Gorzynski have shared voting and dispositive power over the shares of Common Stock directly held by Percy Rockdale.  Rio Royal, MG Capital Management and Mr. Gorzynski have shared voting and dispositive power over the shares of Common Stock directly held by Rio Royal.

As of the date hereof, Mr. Brokaw beneficially owned 40,000 Shares, constituting less than 1% of the Shares outstanding.  As of the date hereof, Mr. Courtis beneficially owned 237,336 Shares, constituting less than 1% of the Shares outstanding.

(c) Except as disclosed on Schedule A attached hereto, none of the Reporting Persons have entered into any transactions involving the Common Stock during the past 60 days.

As further described in Item 4 above, as of May 13, 2020, the Percy Reporting Persons, Mr. Courtis and Mr. Brokaw ceased to be a “group” (for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) and terminated their Joint Filing Agreement with respect to the Common Stock.

As of the date hereof, the Percy Reporting Persons beneficially own an aggregate of 2,703,537 Shares, constituting approximately 5.8% of the outstanding Shares. Each Percy Reporting Person, may be deemed to be a member of a “group” with the other Percy Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Percy Reporting Persons. Each Percy Reporting Person disclaims the formation of a group and the beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d) No Person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

      (e) Not Applicable.

Item 6.                           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As further described in Item 4 above, the MG Capital Parties have entered into the MG Capital Agreement, dated as of May 13, 2020, with the Issuer, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.
Item 7.                           Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit 99.1	Press Release, dated May 14, 2020 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K, filed by HC2 Holdings, Inc. on May 14, 2020)

Exhibit 99.2
Cooperation Agreement, dated as of May 13, 2020, by and among HC2 Holdings, Inc., MG Capital Management Ltd., Percy Rockdale LLC and Rio Royal LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by HC2 Holdings, Inc. on May 14, 2020)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 14, 2020

Percy Rockdale LLC

By:/s/ Michael Gorzynski
    Michael Gorzynski, as Sole Manager

Rio Royal LLC

By:/s/ Michael Gorzynski
    Michael Gorzynski, as Sole Manager

MG Capital Management Ltd.

By:/s/ Michael Gorzynski
    Michael Gorzynski, as Sole Director

/s/ Michael Gorzynski
Michael Gorzynski, a natural person, individually
       and as attorney-in-fact for George R. Brokaw and
       Kenneth S. Courtis

SCHEDULE A
Transactions in the Common Stock of the Issuer by Reporting Persons During the Past 60 Days

Reporting Person	Date of Transaction	Number of Shares Purchased	Price Per Share[1]
Percy Rockdale	2020-03-30	217,038	1.4742
Percy Rockdale	2020-04-07	4,940	1.8571
Percy Rockdale	2020-04-09	3,225	2.0500
Percy Rockdale	2020-04-09	10,000	2.0982
Percy Rockdale	2020-04-13	1,000	2.1700
Percy Rockdale	2020-04-14	10,000	2.3000
Percy Rockdale	2020-04-14	10,000	2.2200
Percy Rockdale	2020-04-14	6,978	2.2792
Percy Rockdale	2020-04-27	3,356	2.5300
Percy Rockdale	2020-04-28	5,000	2.5683

1 Excluding any brokerage commissions.